EXHIBIT 99.1
14 April 2022
National Grid plc
Pre-Close Update ahead of 2021/22 Full Year Results

National Grid today issues a pre-close update in respect of the full year ending 31 March 2022. Full year results will be announced on 19 May 2022.
We expect underlying operating profit across our New England, New York, and National Grid Ventures (NGV and Other) business units to be in line with the guidance given at our half year results on 18 November 2021. However, we now expect to deliver underlying operating profit in our UK Electricity Transmission and Electricity Distribution business units above that guidance, largely driven by higher inflation.
We also now expect a higher underlying effective tax rate (pre joint ventures) for FY22 of around 25%, due to an additional tax charge of around £100m which reflects the expected impact in the income statement of deferred tax reversing at a higher rate in the future. The underlying effective tax rate for FY23 is expected to reduce to around 23%.
Taking all of the above into account, we expect full year underlying earnings per share to be modestly higher than the guidance given on 18 November.
We also note, and as previously disclosed,
–the acquisition of Western Power Distribution (WPD) completed on 14 June 2021, and its contribution has been included since this date,
–following the announcement of a sale of a majority stake in National Grid Gas on 27 March 2022, both the UK Gas Transmission and our legacy Metering businesses will continue to be held as discontinued operations until the transaction closes, expected later in 2022, and
–the sale of our 50% equity interest in the St William Homes joint venture to The Berkeley Group was announced on the 15 March 2022, with the gain on sale to be reported as exceptional.
The sale of our Rhode Island business to PPL continues to make progress. While all regulatory approvals have been obtained, the Rhode Island Attorney General has appealed one of the approvals and we now expect the sale to complete in the first quarter of this financial year. Rhode Island will continue to be reported within the New England business unit until the transaction completes.
Finally, the UK government announced on 6 April 2022 its intention to create a Future System Operator (FSO), that will take on all the main existing Electricity System Operator (ESO) roles and the longer-term elements of the Gas System Operator (GSO). We will continue to work closely with all relevant parties to ensure a smooth transition, subject to parliamentary approval and conclusion of the transaction process, expected by or in 2024.

Notes:

'Underlying' represents statutory results excluding exceptional items, remeasurements, timing and major storm costs.
Rhode Island does not qualify under the size criteria for its results to be classified separately from the continuing business as a discontinued operation.

CONTACTS

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Cautionary Statement
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward‐looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward‐ looking statements. These forward‐looking statements are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward‐looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union, announcements from and decisions by governmental bodies or regulators, including those relating to the RIIO‐2 price controls; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non‐network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid's IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, as well as against targets and standards designed to deliver net zero; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the

Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid's regulated businesses, and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post‐retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies and business capabilities, and any significant disputes arising with National Grid's employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the integration of WPD, the sale of the Company's Rhode Island gas and electricity business and the proposed sale of a majority stake in its UK gas transmission business, and joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the 'Risk factors' on pages 236 to 239 of National Grid's most recent Annual Report and Accounts, as updated by National Grid's unaudited half‐year financial information for the six months ended 30 September 2021 published on 18 November 2021. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward‐looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward‐looking statements, which speak only as of the date of this announcement.